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Exhibit 21.01

GRIC Communications, Inc.
Subsidiaries of Registrant

NAME	PLACE OF INCORPORATION OR ORGANIZATION
GRIC International Corporation	Delaware, USA
GRIC International (HK) Limited	Hong Kong
GRIC Asia-Pacific Pte Ltd	Singapore
GRIC Communications (M) Sdn Bhd	Malaysia
GRIC Software India Private Limited	India
GRIC International (UK) Limited	United Kingdom

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  Exhibit 21.01